UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For May 11, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

FreeSeas Inc. Enters into Standby Equity Distribution Agreement

On May 11, 2012, FreeSeas Inc. (the “Company”) entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA Global Master SPV Ltd. (“YA Global”), a fund managed by Yorkville Advisors, LLC (“Yorkville”), pursuant to which, for a 24-month period, the Company has the right to sell up to $3.2 million of shares of the Company’s common stock. The Company has agreed to pay $15,000 to Yorkville as a structuring fee and has agreed to issue 100,000 shares of common stock to YA Global as a commitment fee. If the SEDA has not been terminated as of the one-year anniversary, the Company will owe YA Global an additional cash fee of $50,000. As of the date of this Report on Form 6-K, no shares of common stock had been sold to YA Global under the SEDA. The Company intends to use the proceeds of the SEDA for general corporate purposes.

The SEDA entitles the Company to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of our common stock for cash consideration up to an aggregate of $3.2 million, subject to conditions the Company must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after the Company delivers an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200,000 or 100% of the average daily trading volume of the Company’s common stock for the 10 consecutive trading days prior to the notice date. In no event, however, shall the number of shares of common stock issuable to YA Global pursuant to an advance cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 9.99% of the outstanding common stock at the time.

The shares of common stock issued to YA Global have been, and the shares to be issued to YA Global under the SEDA will be, issued pursuant to an exemption from registration under the Securities Act of 1933, as amended. Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U. S. Securities and Exchange Commission covering the possible resale by YA Global of any shares issued to or to be issued to YA Global under the SEDA.

The Company’s right to deliver an advance notice and the obligations of YA Global with respect to an advance is subject to the Company’s satisfaction of a number of conditions, including:

• That the Company’s common stock is trading on a “principal market,” defined in the SEDA to mean the NASDAQ Global Market or such other trading market on which the Company’s shares are then trading, and that the Company believes its common stock will continue for the foreseeable future to trade on the principal market;

• That the issuance of shares of common stock with respect to the applicable advance notice will not violate any applicable shareholder approval requirements of the principal market; and

• That a registration statement is effective.

If the volume weighted average price on any trading day during a pricing period is less than 85% of the volume weighted average price on the trading day immediately before the date on which the Company delivers a notice of an advance, then the amount of the advance will be reduced by 20% of the original amount requested and this trading day will not be included in the determination of the price of the shares sold.

In addition, without the written consent of YA Global, the Company may not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of common stock (other than the shares offered pursuant to the SEDA) or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during the period beginning on the fifth trading day immediately prior to an advance notice date and ending on the fifth trading day immediately following the settlement date.

The Company may terminate the SEDA upon 15 trading days’ prior written notice to YA Global, as long as there are no advances pending and all amounts due to YA Global have been paid.

In addition to the SEDA, YA Global has agreed to provide the Company with a short-term loan in the amount of $500,000, subject to satisfaction of conditions set forth in the Note Purchase Agreement dated May 11, 2012. If the Company determines to request the loan, it would bear interest at 8% per annum, be repaid in 10 equal weekly installments beginning on the 10th business day following the date of funding of the loan, and mature 90 days from the date of funding. The loan would be prepayable upon the payment of outstanding principal and interest and a 2% prepayment fee. YA Global would be due an 8% monitoring fee upon funding of this loan.

SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated May 15, 2012.

99.2	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Master SPV Ltd.

99.3	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Master SPV Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: May 15, 2012	By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

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